Exhibit 99.6

Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative. FORM 13-501F1 CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE MANAGEMENT CERTIFICATION I, VENDETTI, Mark, an officer of the reporting issuer noted below have examined this Form 13-501F1 ( the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowl edge, having exercised reasonable diligence, the information provided in the Form is complete and accur ate. (s) VENDETTI, Mark 26 Mar 2024 Name: VENDETTI, Mark Date: Title: Chief Financial Officer Reporting Issuer Name: Glass House Brands Inc. (formerly Mercer Park Brand Acquisition Corp.) / Glass House Brands Inc. (formerly Mercer Park Brand Acquisition Corp.) (000047489) End date of previous financial year: Type of Reporting Issuer: 31 Dec 2023 [X] Class 1 reporting issuer [_] Class 3B reporting issuer Highest Trading Marketplace: Toronto Stock Exchange (TSX) Market value of listed or quoted equity securities: Equity Symbol GLAS 1st Specified Trading Period (dd/mm/yy) 01/01/23 to 31/03/23

$ 2.7500 (i) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace 57411921.00 (ii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period $ 157882782.75 (A) Market value of class or series (i) x (ii) 2nd Specified Trading Period (dd/mm/yy) 01/04/23 to 30/06/23 $ 3.3000 (iii) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace 60565114.00 (iv) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period $ 199864876.20 (B) Market value of class or series (iii) x (iv) 3rd Specified Trading Period (dd/mm/yy) 01/07/23 to 30/09/23 $ 4.5500 (v) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace 60984747.00 (vi) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period $ 277480598.85 (C) Market value of class or series (v) x (vi)

4th Specified Trading Period (dd/mm/yy) 01/10/23 to 31/12/23 Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 4.7200 (vii) 61986686.00 (viii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period $ 292577157.92 (D) Market value of class or series (vii) x (viii) 5th Specified Trading Period (dd/mm/yy) N/A Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ N/A (ix) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period N/A (x) Market value of class or series (ix) x (x) $ N/A (E) $ 231951353.93 (1) Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above)) Equity Symbol GLAS.WT 1st Specified Trading Period (dd/mm/yy) 01/01/23 to 31/03/23 $ 0.3750 (i) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace

30664500.00 (ii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period $ 11499187.50 (A) Market value of class or series (i) x (ii) 2nd Specified Trading Period (dd/mm/yy) 01/04/23 to 30/06/23 $ 0.6400 (iii) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace 30664500.00 (iv) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period $ 19625280.00 (B) Market value of class or series (iii) x (iv) 3rd Specified Trading Period (dd/mm/yy) 01/07/23 to 30/09/23 $ 0.9800 (v) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace 30664500.00 (vi) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period $ 30051210.00 (C) Market value of class or series (v) x (vi) 4th Specified Trading Period (dd/mm/yy) 01/10/23 to 31/12/23 Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 0.5700 (vii)

30664500.00 (viii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period $ 17478765.00 (D) Market value of class or series (vii) x (viii) 5th Specified Trading Period (dd/mm/yy) N/A Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ N/A (ix) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period N/A (x) Market value of class or series (ix) x (x) $ N/A (E) $ 19663610.63 (1) Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above)) (Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year) Fair value of outstanding debt securities: (Provide details of how value was determined) $ 0.00 (2) $ 251,614,964.56 $ 14,000.00 Capitalization for the previous financial year (1) + (2) Participation Fee Late Fee, if applicable $ N/A

Total Fee Payable $ 14,000.00 (Participation Fee plus Late Fee)